

09059555

UNITED STATES
.TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-28009

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/08__ AND ENDING __12/31/08__
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Royal Securities Company

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4095 Chicago Drive, S.W.

(No. and Street)

Grandville,	MI	49418
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Ruth Newenhouse   (616) 538-2550
Chief Financial Officer   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiekover, Scholma & Shumaker, PC.

(Name – *if individual, state last, first, middle name*)

205 East Main Street	Zeeland,	MI	49464
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, ___Ruth Newenhouse_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Royal Securities Company_____, as of ___December 31,_____, 20 08_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
    Signature

_____
    Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROYAL SECURITIES COMPANY

TABLE OF CONTENTS

Kiekover, Scholma & Shumaker, PC

Certified Public Accountants and Consultants

Michael Brandsen
Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma
Timothy Stob

INDEPENDENT AUDITOR'S REPORT

February 23, 2009

Stockholders and Board of Directors
Royal Securities Company
Grandville, Michigan

We have audited the accompanying statement of financial condition of Royal Securities Company as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Securities Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

1

ROYAL SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 297,706
Commissions receivable	223,924
Employee and other receivables	19,798
Securities owned, at fair value	871,947
Net furniture, equipment, and other improvements	201,660
Deposits	25,000
Prepaid expenses	66,235
Total Assets	**$1,706,270**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Payable to clearing organizations	$ 511,687
Accrued sales commissions	281,683
Accounts payable	11,392
Accrued expenses	132,449
Deferred income taxes	12,350
	949,561
Note payable - subordinated	100,000
Total Liabilities	**1,049,561**

Stockholders' Equity

Common stock (Class B), $1 par value; 100,000 shares authorized, 11,350 shares issued and outstanding	11,350
Additional paid-in capital	356,809
Retained earnings	288,550
Total Stockholders' Equity	**656,709**
Total Liabilities and Stockholders' Equity	**$1,706,270**

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions	$3,676,769
Net dealer inventory and investment gains	845,978
Interest	15,827
Other	66,872
Total revenues	4,605,446
EXPENSES	
Broker commissions	2,508,991
Adminstrative salaries	633,661
Payroll related taxes	198,949
401(k) contribution	103,004
Group insurance	134,276
Other employee benefits	8,057
Clearing fees	157,693
Data communications	142,183
Advertising	31,334
Occupancy	214,589
Depreciation and amortization	73,266
Dues and subscriptions	9,091
Maintenance	31,634
Utilities	15,252
Taxes and licenses	29,425
Regulatory fees	48,969
Legal and professional	28,262
Outside services	9,998
Michigan business tax	35,239
Postage	23,662
Office supplies	26,739
Interest	10,961
Other	101,934
Loss on disposal of equipment	252
Total expenses	4,577,421
Income before income taxes	28,025
Federal income tax expense	3,096
NET INCOME	$ 24,929

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balances, January 1, 2008	11,350	$ 11,350	$ 356,809	$ 263,621	$ 631,780
Net income	-	-	-	24,929	24,929
BALANCES, December 31, 2008	11,350	$ 11,350	$ 356,809	$ 288,550	$ 656,709

See notes to financial statements.

4

ROYAL SECURITIES COMPANY
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2008

Subordinated borrowings at January 1, 2008	$ 200,000
Increases	-
Decreases	(100,000)
Subordinated borrowings at December 31, 2008	$ 100,000

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES			
Net income			$ 24,929
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Depreciation and amortization	$	73,266	
Loss on disposal of equipment		252	
Deferred income taxes		(2,450)	
Change in assets and liabilities:			
(Increase) decrease in commissions receivable		85,451	
(Increase) decrease in receivables from non-customers		(12,942)	
(Increase) decrease in other assets		(7,927)	
(Increase) decrease in securities inventory		(731,026)	
Increase (decrease) in accounts payable and accruals		91,085	
Total Adjustments			(504,291)
Net Cash Provided (Used) By Operating Activities			(479,362)
INVESTING ACTIVITIES			
Purchase of equipment			(60,359)
FINANCING ACTIVITIES			
Payments on note payable - subordinated			(100,000)
Net Increase (Deccrease) in Cash and Cash Equivalents			(639,721)
Cash and Cash Equivalents, January 1, 2008			937,427
CASH AND CASH EQUIVALENTS, December 31, 2008			$ 297,706

See notes to financial statements.

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business Activity – Royal Securities Company (the "Company"), a wholly owned subsidiary of RSC Holdings, Inc., is a securities broker/dealer that introduces transactions and accounts on a fully disclosed basis. Because the company does not carry customer accounts it operates under certain exemptive regulatory provisions. The Company is registered with the Securities and Exchange Commission and the State of Michigan. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. Its customers are predominately individuals residing in Western Michigan.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits in banks, money market funds, and cash on hand. The Company, at certain times, maintains deposits that exceed insured limits. Management does not consider this a significant risk.

Security Transactions - Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Securities Owned - Securities owned consists of state, municipal, and corporate obligations which are reported at quoted market values. Unrealized gains and losses are recognized currently and are included in net dealer inventory and investment gains on the statement of income.

Income taxes - Deferred income tax assets and liabilities are determined by applying the currently enacted tax laws and rates to the cumulative temporary differences between the carrying value of assets and liabilities for financial statements and income tax purposes. Deferred income tax expense or credit is measured by the change in the deferred income tax asset and liability accounts during the year.

Property, Equipment and Depreciation - Property and equipment are stated at cost. Depreciation is computed using straight-line or declining balance methods over the estimated life of the assets.

Advertising Costs – The Company incurred and expensed advertising costs of $31,334 for the year ended December 31, 2008.

NOTE B: **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 at December 31, 2008 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008 the Company had net capital of $375,363, which was $275,363 in excess of the required amount of net capital. The Company's net capital ratio was 2.53 to 1.

NOTE C: **FAIR VALUE MEASUREMENT**

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs used to measure fair value into three broad levels:
 * Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
 * Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the assets or liability, either directly or indirectly.
 * Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 consist of the following:

	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
Corporate debt	$ 21,000	$ -	$ -	$ 21,000
Municipal debt	770,193	-	-	770,193
Equities	80,754	-	-	80,754
	$ 871,947	$ -	$ -	$ 871,947

NOTE D: **FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS**

Furniture, equipment and leasehold improvements are as follows at December 31, 2008:

Leasehold improvements	$ 53,017
Office furniture and equipment	363,367
Computer equipment	75,260
Total	491,644
Less accumulated depreciation	(289,984)
Net furniture, equipment and leasehold improvements	$ 201,660

ROYAL SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE E: **SUBORDINATED BORROWINGS**

At December 31, 2008, the Company had a subordinated note to a shareholder of RSC Holdings, Inc. for $100,000 issued in connection with the purchase of Kent King Securities Co., Inc. The note bears interest at an annual rate of 6% and requires interest only payments. Interest payments are due monthly and totaled $10,500 for the year ended December 31, 2008. The scheduled maturity date of October 31, 2006 has been extended on a demand basis by both parties.

NOTE F: **LEASES**

The Company occupies office space under an operating lease agreement with a limited liability company whose owners are shareholders of RSC Holdings, Inc. expiring April 2015. Monthly rent is currently $12,000, and is subject to annual increases based on the Consumer Price Index. Rental payments under this agreement totaled $144,000 for the year ended December 31, 2008.

The Company rents office space from a limited liability company whose owner is a relative of a shareholder of RSC Holdings, Inc. under an operating lease agreement expiring August 2012, at a current monthly rental rate of $3,988. The lease contains renewal options for 2 consecutive 60 month periods at the current rate increased by the Consumer Price Index. Rent payments under this operating lease totaled $47,850 for the year ended December 31, 2008.

The Company rents office space under an operating lease agreement expiring June 30, 2009, at a current monthly rental rate of $1,458. Rent payments under this operating lease totaled $4,374 for the year ended December 31, 2008.

The Company rents other office space under a month-to-month operating lease agreement, at a current monthly rental rate of $450. Rent payments under this operating leases totaled $5,400 for the year ended December 31, 2008.

Total rent expense under all leases (including short-term rentals) was $214,589 for the year ended December 31, 2008.

Future minimum lease payments under the operating leases are as follows:

Year ended December 31	Amount
2009	$ 200,604
2010	191,856
2011	191,856
2012	175,904
2013	144,000
Thereafter	192,000
	$ 1,096,220

NOTE G: **PROVISION FOR INCOME TAXES**

The provision for income taxes consists of the following:

Current	$	5,546
Deferred		(2,450)
	$	3,096

Significant components of the Company's deferred tax liabilities at December 31, 2008 are as follows:

Tax over book depreciation	$	6,530
Book over tax prepaid expenses		9,550
Other		(3,730)
	$	12,350

NOTE H: **RETIREMENT PLAN**

The Company has a 401(k) and profit sharing plan (a "safe-harbor" plan) under which the Company contributes 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions, not to exceed 4% of any employee's wages. The plan covers all full-time employees with at least one year of service. Company matching contributions totaled $103,004 for the year ended December 31, 2008. Profit sharing contributions are at the discretion of the Company and were $-0- for the year ended December 31, 2008.

NOTE I: **STOCK REPURCHASE AGREEMENT**

RSC Holdings, Inc. and its stockholders are parties to an agreement under which the Company has the option to repurchase shares from the stockholders upon the stockholder's death, disability, termination of employment, or offer to sell. The purchase price is the net book value of the stock except for termination of employment, whereby, the purchase price is reduced by 20% for each year that the stockholder's employment is less than 5 years.

NOTE J: **RELATED PARTY TRANSACTIONS**

The Company has a note payable to a shareholder of RSC Holdings, Inc. as described in Note E.

The Company rents office space from a limited liability company whose owners are shareholders of RSC Holdings, Inc., as described in Note F.

The Company rents office space from a limited liability company whose owner is a relative of a shareholder of RSC Holdings, Inc., as described in Note F.

NOTE K: **CASH FLOW INFORMATION**

Cash paid for interest was $10,961 in the year ended December 31, 2008.

Cash paid for income taxes was $10,691 in the year ended December 31, 2008.

NOTE L: **CONCENTRATION OF CREDIT RISK**

The Company maintains cash balances at a financial institution located in West Michigan. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2008, the Company's uninsured bank balances totaled $36,704.

SUPPLEMENTARY SCHEDULE

ROYAL SECURITIES COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Total Stockholders' Equity	$ 656,709
Add	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	100,000
Total capital and allowable subordinated liabilities	756,709
Deductions	
Non-allowable assets	
Non-customer receivables	19,798
Furniture, equipment and leasehold improvements	201,660
Prepaid expenses and other	66,360
Total Deductions	287,818
Net capital before haircuts on securities positions	468,891
Haircuts on securities positions	
Trading and investment securities	
Money market account	628
State and municipal obligations	58,600
Corporate obligations	13,658
Undue concentration	20,642
Total haircuts on securities positions	93,528
NET CAPITAL	$ 375,363

ROYAL SECURITIES COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2008

Aggregate indebtedness

Accounts payable and other liabilities $ 949,561

Computation of basic net capital requirement

Minimum net capital required $ 100,000

Excess net capital $ 275,363

Excess net capital at 1500% $ 312,059

Excess net capital at 1000% $ 280,407

Ratio: Aggregate indebtedness to net capital   2.53 to 1

Reconciliation with company's computation (included in Part II of Form X-17A-5
as of December 31, 2008).

Net capital as reported in company's Part II (unaudited) FOCUS report $ 362,801

Audit adjustments to adjust payables and accruals   3,564
Audit adjustments to record additional revenues   178,916
Audit adjustments to record additional compensation   (128,267)
Audit adjustments to record additional depreciation expense   (26,411)
Other audit adjustments - net   (15,240)

Net capital per previous page $ 375,363

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Kiekover, Scholma & Shumaker, PC

Certified Public Accountants and Consultants

Michael Brandsen
Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma
Timothy Stob

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 23, 2009

Stockholders and Board of Directors
Royal Securities Company
Grandville, Michigan

In planning and performing our audit of the financial statements of Royal Securities Company (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness on the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

ROYAL SECURITIES COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

KIEKOVER, SCHOLMA & SHUMAKER, PC
Certified Public Accountants
Zeeland, Michigan